Exhibit 99.1

Alcobra Announces Leadership Update

Dr. Yaron Daniely to Step Down as Chief Executive Officer, Effective May 31, 2017

David Baker Named Interim Chief Executive Officer

Dr. Daniely to Remain on Board of Directors and be Appointed Chairman

TEL AVIV, Israel, May 15, 2017 -- Alcobra Ltd. (Nasdaq: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat significant unmet clinical needs, today announced that Dr. Yaron Daniely will be stepping down on May 31, 2017 as President and Chief Executive Officer to become the Chief Executive Officer of Yissum, the technology transfer company of the Hebrew University in Jerusalem, Israel. David Baker, currently Alcobra’s Chief Commercial Officer, will assume the position of interim CEO. Dr. Daniely will remain on the Board of Directors of Alcobra and will be actively involved in ensuring a seamless transition of duties and responsibilities. The Company’s Board of Directors also announced that it has appointed Dr. Daniely as Chairman of the Board of Directors, effective June 1, 2017.

“Dr. Daniely has been a driven and passionate leader for the company and we thank him for years of service as CEO and wish him all the best as CEO of Yissum. We are grateful that he will continue to provide leadership as chairman of Alcobra and actively support the CEO transition,” said Howard B. Rosen, current Chairman of Alcobra. “Alcobra has significantly advanced a strategic alternatives process to review opportunities to create value for all of our shareholders. Further, we have made substantial progress in reducing overall costs and expenses. We look forward to updating shareholders on future developments.”

“It has been an honor to lead Alcobra over the past seven years,” said Dr. Yaron Daniely. “I’m proud of what we’ve accomplished, and believe the company has made significant progress over the past few months to advance potential value creation. I have full confidence in David and the rest of the management team and look forward to an ongoing role at the board level in shaping the future of Alcobra.”

Mr. Baker said, “I am proud to succeed Dr. Daniely as Alcobra’s interim CEO. Yaron is an exceptional leader and mentor. I look forward to working with the rest of Alcobra’s team to continue delivering on the company’s strategic objectives.”

Alcobra continues its established process to explore options for creating shareholder value. The company is currently exploring strategic alternatives, which may include partnership or monetization opportunities for the company’s proprietary product candidates – MDX and/or ADAIR, as well as partnering, licensing, M&A opportunities or other transactions to further develop the company’s pipeline and drug- development capabilities for the benefit of increasing shareholder value.

About David Baker

Mr. Baker joined Alcobra in 2014 as Chief Commercial Officer. Prior to joining Alcobra, he worked at Shire Pharmaceuticals for 10 years, including as Vice President of Commercial Strategy and New Business in the Neuroscience Business Unit. In that role, Mr. Baker led the commercial assessment of neuroscience licensing opportunities, managed commercial efforts on pipeline CNS products, and led the long term strategic planning process. Previously, he served as Global General Manager for Shire’s Vyvanse® where he led the launch of Vyvanse and led global expansion efforts including successful establishment of a partnership in Japan and launches in Canada and Brazil. Prior to that, Mr. Baker served as Vice President of Marketing for all of Shire's ADHD products. From 1990 - 2004, Mr. Baker worked at Merck & Co., where he held positions of increasing responsibility in marketing, sales, market research, and business development. In addition to his knowledge and experience with CNS medications, Mr. Baker's expertise includes therapeutics for osteoporosis, migraine, and hyperlipidemia. He has been directly involved with the marketing of five medications with annual sales in excess of $1 billion each. Mr. Baker graduated Magna Cum Laude with a bachelor's degree in Economics and Computer Science from Duke University. He earned a Master of Business Administration in Marketing from Duke's Fuqua School of Business.

About Alcobra

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat significant unmet medical needs. For more information, please visit the company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding updating shareholders on future developments, creating shareholder value and exploring strategic alternatives. The forward-looking statements contained or implied in this press release are subject to risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Investor Contacts

Alcobra Investor Relations

Debbie Kaye

US: 212-390-8964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Media Contacts

Gagnier Communications

Dan Gagnier/Patrick Reynolds

646-569-5897

dg@gagnierfc.com